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INDEPENDENT AUDITORS' CONSENT


We consent to the incorporation by reference in this Registration Statement of Symbol Technologies, Inc. on Form S-8 of our report dated December 30, 2003 (February 24, 2004 as to the effects of the restatement discussed in Note 2(b)) (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the restatement of the consolidated financial statements and the change in method of accounting for goodwill and other intangible assets in 2002) appearing in the Annual Report on Form 10-K/A (Amendment No. 1) of Symbol Technologies, Inc. for the year ended December 31, 2002 and of our report dated March 24, 2003 appearing in the Annual Report on Form 11-K of Symbol Technologies, Inc. 1997 Employee Stock Purchase Plan for the year ended
December 31, 2002.







/s/Deloitte & Touche LLP
Deloitte & Touche LLP
New York, New York
February 26, 2004